

December 14, 2011

Via Email
Einar Agustsson
President, Chief Executive Officer and Director
Skajaquoda Group Inc.
1001 Society Drive
Claymont, Delaware 19703

      Re: Skajaquoda Group Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed December 5, 2011
              File No. 333-176727

Dear Mr. Agustsson:

      We have reviewed your registration statement and response letter and have the following comments in addition to those sent on this date under separate cover.

General

1. Please explain whether the offering by Skajaquoda Group, Inc. should be considered an indirect offering of the Skajaquoda Fund 1? In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies. In other words, please explain why, if Skajaquoda Group, Inc. intends to have as its business the management of one alternative investment company, an offer of the Skajaquoda Group, Inc. should not be considered to be an offer of the underlying alternative investment company. In addition, please consider and explain whether the Skajaquoda Fund 1 would be able to rely on exemptions from the Investment Company Act if it is being publicly offered through Skajaquoda Group, Inc. In light of this, please consider whether the disclosure regarding Skajaquoda Fund 1 as currently drafted is misleading.

2. Please identify and explain any interests in the Skajaquoda Fund 1 (or any other investment funds) that are expected to be held by or through the Skajaquoda Group, Inc. For instance, please explain if interests in Skajaquoda Fund 1 (or any other investment funds) will be limited to general partnerships or if there will be additional limited partnership interests contemplated, and the values of each (if known). Does Skajaquoda Group expect to make contributions to the capital of the investment funds in connection with or apart from the general partner interests? Please describe the methodology that will be used to value these interests and explain why that methodology was chosen.

You may contact Patricia Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief